Exhibit 4.4

Employment Contract

Between Novartis International AG, hereinafter referred to as “Novartis”, and

Dr. Jürgen Brokatzky-Geiger, born October 22, 1952.

Your Employment Contract consists of the employment conditions as set forth in this contract and the  internal rules and regulations (attached or referred to herein), which constitute an integral part of this Contract.

1.                           Your function will be HEAD OF HUMAN RESOURCES. You agree to perform the duties described in your job description which may be amended from time to time.

2.                            BASE SALARY

The gross base salary of CHF 600’000.— p. a. is paid in 12 installments at the end of each month. The base salary for subsequent years will be reviewed once a year, taking into account the financial results of Novartis, the economic environment, as well as your performance. Contributions for pension fund, social security and other statutory contributions will be deducted from the monthly installments.

3.                            INCENTIVE PLANS

You will participate in the Novartis incentive plan(s) applicable to you. The incentive plan(s) is/are governed by the terms and conditions of the prevailing plan rules. In general the plans are discretionary and results and performance-oriented. Under the plan(s) Novartis may adjust individual awards up or down as it determines in its sole discretion to reflect individual performance, the financial result of Novartis and the economic environment.

Subject to the individual rights which have accrued already under a plan Novartis has the right to discontinue, amend or terminate any or all of the plans at any time without prior notice or compensation.

In case of termination of your employment with Novartis for any reason other than retirement, death or disability, it is in the sole discretion of Novartis to pay out any amounts or make any awards under any of the incentive plans.

Where applicable payments under the incentive plans are subject to statutory social contributions. Depending on your residence and applicable legislation payments under the incentive schemes may or may not be taxable income.

Currently the following plans are applicable to you:

SHORT-TERM INCENTIVE PLAN

You are eligible to participate in the Short-Term Incentive Plan with a target incentive  for the performance year 2005 of 50% of the annual base salary. Payment becomes due if in a full calendar year company targets and/or targets agreed with you have been reached. The actual amount of the incentive will be determined at the discretion of Novartis taking into account the strength of your individual performance and business results and may vary between 0% and 200 % of your target incentive.

LONG-TERM INCENTIVE PLAN

You are eligible to participate in the Long-Term Incentive Plan with a target incentive for the performance cycle year 2005 of 100% of the annual base salary. The actual amount of the incentive will be determined at the discretion of Novartis taking into account the strength of your individual performance and business results and may vary between 0% and 200% of your target incentive.

LONG-TERM PERFORMANCE PLAN

In addition, you are eligible to participate in the Long-Term Performance Plan with a target incentive for the Plan Cycle 2005 of 50% of the annual base salary. Shares awarded under this plan will be determined at the sole discretion of Novartis based on the degree of accomplishment, of set objectives and targets. To qualify for an award of shares under this plan you must at the time of grant be on active employment and not under notice that your employment will cease.

4.                                     FIXED EXPENSE ALLOWANCE

An allowance of net CHF 35’000.— will be paid in 12 equal installments per year to cover  expenditures as defined in the relevant Novartis policy (Fixed Expense Allowance). This allowance does not form a part of your total income for the calculation of incentive, pension or related items and (currently) is not subject to social security contributions (subject to mandatory regulations to the contrary). Novartis may increase or decrease this expense allowance if, due to a change of your duties, your job related expenses substantially change.

5.                                     TERM AND TERMINATION

5.1.                   This contract will enter into force retroactively as of March 1, 2005 and remain valid for an indefinite period of time.

5.2.                   This contract may be terminated at any time with effect at the end of any calendar month upon 12 months prior notice in writing. The contract will terminate automatically with immediate effect and without prior notice on the day you reach the statutory pensionable age or in case of the declaration of disability.

5.3                      In case of a termination, your Base Salary will be paid pro rata until the termination becomes effective.

5.4                       For employment seniority rights your date of entry with Novartis is September 1, 1983

5.5                       Neither party may terminate this contract with effect prior to 24 months from the day   of the Change of Control at Novartis. «Change of Control» means the consummation of a transaction or series of transactions that result in the Novartis business being conducted by a shareholder or an organized group of shareholders holding the majority of the shares of Novartis.

6.                            COMPETITION CLAUSE

You are forbidden for 24 months after effective termination of this Contract to compete with Novartis or any of its associated companies in the fields in which you have acquired know-how in the course of your duties at Novartis, either as an employee of another company, through managing a business on your own account, or through involvement in any business that is in competition with Novartis or any of its associated companies. This restraint on competition clause applies to activities that may take place in countries in which Novartis or any of its associated companies are active.

If you suffer loss of earnings through having to comply with the restraint on competition clause, Novartis undertakes to compensate this loss by paying monthly installments throughout the period of restraint, up to the amount of the last Annual Base Salary inclusive of the last Short-Term Incentive paid and any statutory allowances. Any social security payments will be deducted from the compensation payment. Entitlement to compensation ends when you reach the official retirement age stipulated in the pension scheme regulations.

Novartis may decide to waive the restraint on competition clause at any time. In such cases any entitlement to compensation ends not later than 6 months after notification of this waiver.

If you violate the restraint on competition clause, Novartis may not only seek compensation but also demand that the conditions which constituted the breach of contract be rectified.

7.                            OTHER EMPLOYMENT, MANDATES, PUBLIC OFFICE, GIFTS

You agree not to accept employment with a third party or run a business of your own or serving as a member of the board or as an advisory council or in a similar function in a company or organization without the prior written permission of Novartis. You will inform Novartis of any intention to take up public office and agree with Novartis on the modalities before taking up any such office.

You will not, without the knowledge of Novartis, accept gifts, commissions, or other benefits in connection with your employment at Novartis.

8.                            CONFLICT OF INTEREST

You understand that all Novartis related business activities must be conducted in a manner consistent with the highest level of business ethics, free from any potential personal  or private business interests that might influence your judgment and with the best interests of Novartis in mind. Situations which may cause a conflict between your responsibility towards Novartis and your personal interests or where there may be only an appearance of impropriety or a conflict of interest must be avoided. Should you wish to undertake an activity that creates or reasonably could create a conflict of interest, you must disclose in writing the activity and potential conflict to your supervisor and / or Compliance Officer and obtain Novartis’ consent prior to engaging in the conduct in question.

9.                            INVENTIONS, DESIGNS, AND OTHER FORMS OF INTELLECTUAL PROPERTY

9.1.                  Inventions, designs or other forms of intellectual property conceived or discovered, either alone or jointly with others, in the course of your employment and as part of the duties for which you were employed are, regardless of their protectability or market profitability, the property of Novartis and not subject to any separate compensation.

9.2.                  Inventions, designs or other forms of intellectual property conceived or discovered by you in the course of your employment but not as part of the duties for which you are employed may be claimed by Novartis for an appropriate and reasonable compensation. You will promptly inform Novartis of such inventions or designs in writing.

9.3                     All technical results, ideas and any other innovations, developed by you as part of your contractual duties or to which you have contributed shall belong to Novartis. You will promptly assign free of charge to Novartis or its designee the entire rights in copyright, patent, trademark and other protection rights as well as the rights to results achieved in relation to software which you have developed either alone or with others in the course of your employment. Novartis shall have the right to publish, release, sell, use, alter, improve, modify, destroy, distribute or abandon such intellectual property as it thinks fit.

10.                     DATA PROTECTION CLAUSE

10.1              You agree that Novartis may process your personal data, such as name, date of birth, address, position, performance appraisal, salary and bank details concerning your employment or to the extent it is necessary for the administration of the employment contract for personnel, administration or management purposes, including management development, training, career planning and performance assessment.

10.2.           You further agree that personal data may, if necessary for the above purposes, be transferred to third parties, including other companies within the Novartis group of companies, their advisors, third parties providing products and services, such as IT system suppliers, pension, benefits, stock options and payroll administrators, as well as regulatory authorities or as required by law.

10.3              You further agree that Novartis, as well as third parties described above, may process the personal data in the country where you are employed as well as in other countries world-wide. Novartis will ensure that third parties described above will process the receiving personal data in accordance with the purpose and within the limits under which the data was originally collected and that third parties provide at least the same level of protection as Novartis.

11.                     PROFESSIONAL USE

You agree that all tools provided by Novartis can only be used for professional purposes. Generation, transmission or storage of potentially offensive information is not allowed. This includes, but is not limited to profanity, material derogatory to any ethnic, gender-based or other groups of people, or sexually explicit material, threats, harassment, defamation etc. Furthermore, you agree to always act in the interest of Novartis. Should you not respect this requirement of professional use, Novartis will be allowed to take disciplinary action which may lead up to and including termination of employment.

12.                     CONFIDENTIALITY

You agree to keep confidential without any limitation and only use for the purpose of your employment all information relating to the business and the processes of Novartis, its affiliates, and of other parties with whom Novartis and its affiliates may conduct business, both during and after the end of your employment.

13.       GROUP POLICIES

The Code of Conduct, the Novartis Group Conflicts of Interest Policy, the Guideline on reporting violations of law and policies and all other Novartis policies, procedures, guidelines and other such items as amended or updated from time to time applicable to your work  are to be adhered by you and you are aware that a violation of such policies could lead to disciplinary actions up to and including termination of employment.

14.                     ADDITIONAL TERMS AND CONDITIONS

The additional terms and conditions of this contract, such as working hours, holidays, sick pay, welfare and social security benefits are contained in the rules and regulations of Novartis current at the time. These rules and regulations which may be amended or updated from time to time form an integrated part of this contract

15.                              APPLICABLE LAW

This contract is governed by Swiss law.

This contract replaces all previous arrangements made.

Basel,       21 March 2005

Novartis International AG

/s/ DANIEL VASELLA, MD	/s/ DR. GIJS VAN BUSSEL
Daniel Vasella, MD	Dr. Gijs van Bussel
Chairman & CEO	Secretary of the Compensation Committee

Place: Basel	Date: 21 March 2005

/s/ DR. JÜRGEN BROKATZKY-GEIGER
Dr. Jürgen Brokatzky-Geiger